UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

METALS USA HOLDINGS CORP.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

59132A104

(CUSIP Number)

Kay Rustand

Vice President and General Counsel

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Telephone: (213) 687-7700

Copy to:
Alan F. Denenberg

Martin A. Wellington

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 59132A104

1.	Names of Reporting Persons. RELIANCE STEEL & ALUMINUM CO.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,728,650 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,728,650 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.1%

14.	Type of Reporting Person (See Instructions) CO

(1)  An aggregate of 19,728,650 shares of common stock of Metals USA Holdings Corp., a Delaware corporation, are subject to a Voting Agreement entered into by Reliance Steel & Aluminum Co. and the various other parties thereto listed in Item 3 of this Schedule on February 6, 2013 (the “Voting Agreement”) (discussed in Items 3 and 4 below). Reliance expressly disclaims beneficial ownership of any shares of Metals common stock covered by the Voting Agreement. Based on the number of shares of Metals common stock outstanding as of December 31, 2012, the number of shares of Metals common stock covered by the Voting Agreement represents approximately 53.1% of the outstanding Metals common stock.

Item 1.                                      Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of Metals USA Holdings Corp., a Delaware corporation (“Metals”).  The principal executive offices of Metals are located at 2400 E. Commercial Blvd., Suite 905 Fort Lauderdale, Florida 33308.

Item 2.                                      Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Reliance Steel & Aluminum Co., a California corporation (“Reliance”). The address of the principal business and the principal office of Reliance is 350 South Grand Avenue, Suite 5100, Los Angeles, California 90071. Reliance provides metals processing services and distributes a full line of more than 100,000 metals products in the United States and Canada.

The name, business address, present principal occupation or employment, principal business address, and citizenship of each director and executive officer (including a director or officer who may be a controlling person) of Reliance is set forth on Schedule A, which is attached hereto and incorporated herein by reference.

During the last five years, neither Reliance nor, to the knowledge of Reliance, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                      Source and Amount of Funds or Other Consideration

On February 6, 2013, Reliance, RSAC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Reliance (“Merger Sub”), and Metals entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will be merged with and into Metals, with Metals surviving as a wholly-owned subsidiary of Reliance (the “Merger”).

Concurrently with the execution of the Merger Agreement, Reliance entered into a Voting Agreement (the “Voting Agreement”) with certain affiliates of Apollo Global Management, LLC listed below (each, a “Securityholder”)

•                  Apollo Investment Fund V, L.P.

•                  Apollo Overseas Partners V, L.P.

•                  Apollo Netherlands Partners V (A), L.P.

•                  Apollo Netherlands Partners V (B), L.P.

•                  Apollo German Partners V GmbH & Co. KG

Pursuant to the Voting Agreement, the Securityholders have agreed to vote Shares representing 53.1% of Metals’ outstanding Shares in favor of the Merger and against any alternative proposal with respect to the sale of Metals. The Securityholders have also agreed to vote against any extraordinary dividend or distribution by Metals, any material change in Metals’ capital structure, certain extraordinary corporate transactions by Metals and any change in Metals’ organizational documents, if any of the foregoing would or would reasonably be expected to impair or delay the Merger.  The Voting Agreement restricts transfers of Shares by the Securityholders.

In addition, pursuant to the Voting Agreement, each Securityholder granted to Reliance an irrevocable proxy to, at any meeting of the stockholders of Metals called to vote upon the Merger and the Merger Agreement, and at any adjournment or postponement thereof, vote (or cause to be voted) all of its beneficially held Shares in favor of the adoption by Metals’ stockholders of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby.

The proposed transaction represents an enterprise value of approximately $1.2 billion.  Reliance expects to fund the transaction and refinance Metals’ existing indebtedness from Reliance’s existing $1.5 billion credit facility, together with funds from accessing the bank credit markets, as well as the debt capital markets.

Reliance may be deemed to have acquired shared voting power with respect to the Shares owned by the Securityholders through the Voting Agreement. Reliance has not expended any funds in connection with the execution of the Voting Agreement.

Schedule B attached hereto contains the name of each Securityholder and the number of Shares beneficially held by such Securityholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D. A copy of the Voting Agreement is attached as Exhibit 2 to this Schedule 13D.

Item 4.                                      Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Voting Agreement among Reliance and the various Securityholders party thereto in connection with the Merger and the related Merger Agreement.

At the effective time of the Merger, Metals will become a wholly-owned subsidiary of Reliance.  Each outstanding share of Metals common stock (other than dissenting shares, treasury shares, shares owned by Reliance and its subsidiaries and shares owned by any subsidiary of Metals), and each outstanding Metals stock option and share of restricted stock granted under company equity incentive plans, whether vested or unvested, will be cancelled and converted into the right to receive the merger consideration, as described in the Merger Agreement.

From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of Metals until their successors are duly elected and qualified in accordance with applicable law, (ii) the officers of Metals immediately prior to the effective time of the Merger will be the officers of Metals until their successors are duly elected and qualified in accordance with applicable law, (iii) the certificate of incorporation of Metals in effect immediately prior to the effective time of the Merger will be the certificate of incorporation of Metals until amended in accordance with applicable laws and (iv) the bylaws of Merger Sub in effect immediately prior to the effective time of the Merger will be the bylaws of Metals.

Following the Merger, the Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, Reliance has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                      Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreement, Reliance has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any Shares.

As a result of the Voting Agreement, Reliance may be deemed to have the power to vote up to 19,728,650 Shares in favor of approval of the Merger Agreement and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Reliance may be deemed to be the beneficial owner of an aggregate of 19,728,650 Shares. The calculation of the number of Shares that may be deemed to be beneficially owned by Reliance is based on 37,132,394 Shares outstanding as of December 31, 2012.

Reliance (i) is not entitled to any rights as a stockholder of Metals as to the Shares covered by the Voting Agreement, except as otherwise expressly provided in the Voting Agreement and (ii) disclaims all beneficial ownership of such Shares.

(c)          Except for the agreements described above, to the knowledge of Reliance, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)         To the knowledge of Reliance, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Metals reported herein.

(e)          Inapplicable.

Item 6.                                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Agreement described above, to the best knowledge of Reliance, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, regarding the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                                      Material to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated as of February 6, 2013, by and among Reliance Steel & Aluminum Co., RSAC Acquisition Corp. and Metals USA Holdings Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Reliance Steel & Aluminum Co. with the Securities and Exchange Commission on February 7, 2013)

Exhibit 2: Voting Agreement, dated February 6, 2013, by and among Reliance Steel & Aluminum Co., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V (A), L.P., Apollo Netherlands Partners V (B), L.P. and Apollo German Partners V GmbH & Co. KG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Reliance Steel & Aluminum Co. with the Securities and Exchange Commission on February 7, 2013)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2013
Date
/s/ Karla Lewis
Signature
Karla Lewis Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF RELIANCE STEEL & ALUMINUM CO.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Reliance Steel & Aluminum Co. are set forth below.  If no business address is given, the director’s or officer’s business address is 350 South Grand Avenue, Suite 5100 Los Angeles, California 90071.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Reliance Steel & Aluminum Co.  Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address(1) of Employer
Directors
David H. Hannah	Chairman and Chief Executive Officer; Director
Gregg J. Mollins	President and Chief Operating Officer; Director
Sarah J. (“Sally”) Anderson	Director
John G. Figueroa	Chairman and Chief Executive Officer of Apria Healthcare Group Inc.
Thomas W. Gimbel	Trustee, The Florence Neilan Trust
Douglas M. Hayes	Lead Director; Hayes Capital Corporation
Franklin R. Johnson	Director
Mark V. Kaminski	Director
Andrew G. Sharkey, III	Director
Leslie A. Waite	Senior Portfolio Manager, Lombardia Capital Partners, LLC

Name and Business Address	Present Principal Occupation Including Name and Address(1) of Employer
Executive Officers (Who Are Not Directors)

Karla R. Lewis	Executive Vice President and Chief Financial Officer
James D. Hoffman	Senior Vice President, Operations
Stephen P. Koch	Senior Vice President, Operations
William K. Sales, Jr.	Senior Vice President, Operations

(1)  Same address as director’s or officer’s business address except where indicated.

SCHEDULE B

The following table sets forth the names of each beneficial owner of shares of Metals USA Holdings Corp. entering into a voting agreement with Reliance Steel & Aluminum Co., dated as of February 6, 2013.

Beneficial Owner	Shares Beneficially Owned (1)	Percentage of Outstanding Shares (1)
Apollo Investment Fund V, L.P.	16,923,944	45.6%
Apollo Overseas Partners V, L.P.	2,222,650	6.0%
Apollo Netherlands Partners V (A), L.P.	233,078	*
Apollo Netherlands Partners V (B), L.P.	164,257	*
Apollo German Partners V GmbH & Co. KG	184,721	*

*                               less than 1%

(1)                       As of December 31, 2012.